Exhibit 99.1

Vermilion Energy Inc. Announces 2021 Budget

CALGARY, AB, Jan. 18, 2021 /CNW/ - Vermilion Energy Inc. ("Vermilion", "We", "Our", "Us" or the "Company") (TSX, NYSE: VET) is pleased to announce its 2021 exploration and development ("E&D") capital budget and associated production guidance.

Highlights

  E&D capital budget of $300 million is a balanced and disciplined budget focused on maximizing returns and free cash flow ("FCF")(1) to facilitate debt reduction.
  Annual average production guidance of 83,000 to 85,000 boe/d reflects a transition to a more efficient, level-loaded capital program.
  At the midpoint of production guidance and using the January 13, 2021 commodity strip, Vermilion expects to generate in excess of $200 million of free cash flow with a payout ratio less than 65%, including the impact from existing hedges.
  E&D capital budget is fully funded at a WTI oil price of approximately $37/bbl on an unhedged basis, assuming all other commodity prices held at the January 13, 2021 commodity strip.
  Additional capital projects will be considered for drilling later in the year if market conditions are supportive.

2021 Budget and Production Guidance

Vermilion's Board of Directors has approved an E&D capital budget of $300 million for 2021, representing a 17% reduction from 2020. The Company's primary focus for 2021 is to preserve liquidity and reduce debt while positioning the Company for long-term sustainability. As a result, the capital budget was designed to maximize returns and free cash flow while retaining the flexibility to adjust investment levels depending on commodity prices. In addition, following a review of our global asset base, we have reorganized the business and reporting lines into two core regions, North America and International.

The allocation of capital in 2021 will be more level-loaded compared to recent years. While the transition to a more level-loaded capital program will result in lower annual average production for 2021, it is expected to deliver better overall capital efficiencies and lead to a more manageable production base going forward. Approximately 31% of the 2021 capital budget will be invested during the first quarter, compared to approximately 65% in 2020. This $300 million capital program is expected to deliver annual average production of 83,000 to 85,000 boe/d.

During the budgeting process, close attention was paid to the return and payback period of each individual project under various commodity price scenarios. Given the strong recovery in European and North American natural gas prices throughout the second half of 2020 and into 2021, Vermilion's condensate-rich natural gas projects in Alberta and conventional natural gas projects in the Netherlands provided the strongest return profiles. As a result, the majority of the first half 2021 drilling program will be allocated to these projects. Vermilion's light oil projects in southeast Saskatchewan, Wyoming and France also screened well under strip pricing at the time of evaluation, however the size of the program has been scaled back in 2021. With the recent strengthening of global oil prices, the economics of these oil projects has further improved and additional drilling will be considered during the second half of the year if market conditions remain supportive.

Based on the midpoint of our production guidance and using the January 13, 2021 commodity strip, Vermilion expects to generate in excess of $200 million of free cash flow with a payout ratio less than 65%, including the impact from existing hedges. Our $300 million capital program is fully funded at a WTI oil price of approximately $37/bbl on an unhedged basis, assuming all other commodity prices held at the January 13, 2021 commodity strip. Vermilion has approximately 32% of its total production hedged for 2021, including 46% of its 2021 natural gas production and approximately 19% of its 2021 crude oil production, using a combination of swaps and three-way contracts (https://www.vermilionenergy.com/invest-with-us/hedging.cfm), while retaining significant leverage to further improvements in commodity prices.

Excess free cash flow net of reclamation and abandonment expenditures will be allocated to debt reduction as the Company remains committed to reducing its net debt(2)-to-fund flows from operations ("FFO") ratio to less than 1.5x over time. As our leverage profile improves, we will continue to review our long-term shareholder return policy to determine the appropriate time to reinstate a dividend and/or share buyback program.

North America

In North America, we plan to invest approximately $165 million of capital, representing a reduction of 37% compared to 2020. This program includes the drilling of ten (9.6 net) Mannville condensate-rich natural gas wells in Alberta, 25 (22.1 net) light oil wells in southeast Saskatchewan and four (3.9 net) light oil wells in Wyoming. In addition to these wells, the Company will also bring on production five (5.0 net) Mannville condensate-rich natural gas wells drilled in Q4 2020. Additional light oil wells in southeast Saskatchewan and Wyoming have been identified for drilling during the second half of 2021 if market conditions are supportive.

International

We plan to invest approximately $135 million across our international assets, representing an increase of 35% compared to 2020. The 2021 drilling program includes two (1.5 net) natural gas wells in the Netherlands, one (1.0 net) natural gas well in Croatia and one (1.0 net) oil well in Hungary. Capital activity in France and Germany will be primarily focused on well workovers to preserve production. Several oil wells have been identified in France for drilling during the second half of 2021 if market conditions are supportive. In addition, the previously drilled Burgmoor Z5 well (46% working interest) in Germany is expected to be brought on production in 2021. Capital activity in our remaining international jurisdictions will be focused primarily on maintenance activities, including a 1-week planned turnaround in Ireland and 3 weeks of planned maintenance downtime in Australia. As part of the review of our global asset base, we have decided to explore certain farm out opportunities to reduce exposure to higher risk assets in Europe as part of managing corporate risk and to refocus the organization.

E&D Capital Investment by Region
Country	2021 Budget* ($MM)	2020 Budget** ($MM)	2021 vs. 2020 % Change	2021 Net Wells	2020 Net Wells
North America	165	260	(37)%	35.6	83.0
International	135	100	35%	3.5	1.0
Total E&D Capital Expenditures	300	360	(17)%	39.1	84.0

E&D Capital Investment by Category
Category	2021 Budget* ($MM)	2020 Budget** ($MM)	2021 vs. 2020 % Change
Drilling, completion, new well equipment and tie-in, workovers and recompletions	185	280	(34)%
Production equipment and facilities	90	65	38%
Seismic, land and other	25	15	67%
Total E&D Capital Expenditures	300	360	(17)%

*2021 Budget reflects foreign exchange assumptions of CAD/USD 1.27, CAD/EUR 1.56, and CAD/AUD 0.99. ** 2020 Budget figures based on midpoint of current guidance.

Conference Call and Webcast Details

Vermilion will discuss its 2021 capital budget and production guidance in a conference call and webcast presentation on Tuesday, January 19, 2021 at 7:00 AM MT (9:00 AM ET). To participate, call 1-888-231-8191 (Canada and US Toll Free) or 1-647-427-7450 (International and Toronto Area). A recording of the conference call will be available for replay by calling 1-855-859-2056 and using conference ID 3783416 from January 19, 2021 at 10:00 AM MT to February 2, 2021 at 9:59 PM MT.

You may also access the webcast at https://produceredition.webcasts.com/starthere.jsp?ei=1420715&tp_key=6141ab16fe. The webcast link, along with conference call slides, will be available on Vermilion's website at https://www.vermilionenergy.com/ir/eventspresentations.cfm under Upcoming Events prior to the conference call.

(1)	This document references free cash flow which is not specified, defined, or determined under International Financial Reporting Standards ("IFRS") and is therefore considered non-GAAP financial measures and may not be comparable to similar measures presented by other issuers. Free cash flow represents fund flows from operations in excess of capital expenditures and is used to determine the funding available for investing and financing activities, including payment of dividends, repayment of long-term debt, reallocation to existing business units, and deployment into new ventures.

(2)	This document references net debt which does not have a standardized meaning and may not be comparable to similar measures presented by other issuers. Net debt is a measure of capital in accordance with IAS 1 "Presentation of Financial Statements". See Capital Disclosures in the notes to Vermilion's financial statements for further information.

About Vermilion

Vermilion is an international energy producer that seeks to create value through the acquisition, exploration, development and optimization of producing assets in North America, Europe and Australia. Our business model emphasizes organic production growth augmented with value-adding acquisitions, along with returning capital to investors when economically warranted. Vermilion's operations are focused on the exploitation of light oil and liquids-rich natural gas conventional resource plays in North America and the exploration and development of conventional natural gas and oil opportunities in Europe and Australia.

Vermilion's priorities are health and safety, the environment, and profitability, in that order. Nothing is more important to us than the safety of the public and those who work with us, and the protection of our natural surroundings. We have been recognized as a top decile performer amongst Canadian publicly listed companies in governance practices, as a Climate Leadership level (A-) performer by the CDP, and a Best Workplace in the Great Place to Work® Institute's annual rankings in Canada, the Netherlands and Germany. In addition, Vermilion emphasizes strategic community investment in each of our operating areas.

Employees and directors hold approximately 5% of our fully diluted shares and are committed to delivering long-term value for all stakeholders. Vermilion trades on the Toronto Stock Exchange and the New York Stock Exchange under the symbol VET.

Disclaimer

Certain statements included or incorporated by reference in this document may constitute forward-looking statements or financial outlooks under applicable securities legislation. Such forward-looking statements or information typically contain statements with words such as "anticipate", "believe", "expect", "plan", "intend", "estimate", "propose", or similar words suggesting future outcomes or statements regarding an outlook. Forward looking statements or information in this document may include, but are not limited to: capital expenditures and Vermilion's ability to fund such expenditures; Vermilion's additional debt capacity providing it with additional working capital; the flexibility of Vermilion's capital program and operations; business strategies and objectives; operational and financial performance; petroleum and natural gas sales; future production levels and the timing thereof, including Vermilion's 2021 guidance; the effect of changes in crude oil and natural gas prices, changes in exchange rates and significant declines in production or sales volumes due to unforeseen circumstances; the effect of possible changes in critical accounting estimates; wells expected to be drilled in 2021; exploration and development plans and the timing thereof; Vermilion's ability to reduce its debt; statements regarding Vermilion's hedging program and the anticipated impact of Vermilion's hedging program on project economics and free cash flows; acquisition and disposition plans and the timing thereof; operating and other expenses; royalty and income tax rates and Vermilion's expectations regarding future taxes and taxability; and the timing of regulatory proceedings and approvals.

Such forward-looking statements or information are based on a number of assumptions, all or any of which may prove to be incorrect. In addition to any other assumptions identified in this document, assumptions have been made regarding, among other things: the ability of Vermilion to obtain equipment, services and supplies in a timely manner to carry out its activities in Canada and internationally; the ability of Vermilion to market crude oil, natural gas liquids, and natural gas successfully to current and new customers; the timing and costs of pipeline and storage facility construction and expansion and the ability to secure adequate product transportation; the timely receipt of required regulatory approvals; the ability of Vermilion to obtain financing on acceptable terms; foreign currency exchange rates and interest rates; future crude oil, natural gas liquids, and natural gas prices; and management's expectations relating to the timing and results of exploration and development activities.

Although Vermilion believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because Vermilion can give no assurance that such expectations will prove to be correct. Financial outlooks are provided for the purpose of understanding Vermilion's financial position and business objectives, and the information may not be appropriate for other purposes. Forward-looking statements or information are based on current expectations, estimates, and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by Vermilion and described in the forward-looking statements or information. These risks and uncertainties include, but are not limited to: the ability of management to execute its business plan; the risks of the oil and gas industry, both domestically and internationally, such as operational risks in exploring for, developing and producing crude oil, natural gas liquids, and natural gas; risks and uncertainties involving geology of crude oil, natural gas liquids, and natural gas deposits; risks inherent in Vermilion's marketing operations, including credit risk; the uncertainty of reserves estimates and reserves life and estimates of resources and associated expenditures; the uncertainty of estimates and projections relating to production and associated expenditures; potential delays or changes in plans with respect to exploration or development projects; Vermilion's ability to enter into or renew leases on acceptable terms; fluctuations in crude oil, natural gas liquids, and natural gas prices, foreign currency exchange rates and interest rates; health, safety, and environmental risks; uncertainties as to the availability and cost of financing; the ability of Vermilion to add production and reserves through exploration and development activities; the possibility that government policies or laws may change or governmental approvals may be delayed or withheld; uncertainty in amounts and timing of royalty payments; risks associated with existing and potential future law suits and regulatory actions against Vermilion; and other risks and uncertainties described elsewhere in this document or in Vermilion's other filings with Canadian securities regulatory authorities.

The forward-looking statements or information contained in this document are made as of the date hereof and Vermilion undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events, or otherwise, unless required by applicable securities laws.

All crude oil and natural gas reserve and resource information contained in this document has been prepared and presented in accordance with National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities and the Canadian Oil and Gas Evaluation Handbook. Reserves estimates have been made assuming that development of each property in respect of which the estimate is made will occur, without regard to the likely availability of funding required for such development. The actual crude oil and natural gas reserves and future production will be greater than or less than the estimates provided in this document.

Natural gas volumes have been converted on the basis of six thousand cubic feet of natural gas to one barrel of oil equivalent. Barrels of oil equivalent (boe) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Financial data contained within this document are reported in Canadian dollars unless otherwise stated.

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SOURCE Vermilion Energy Inc.

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For further information: Curtis Hicks, President; Lars Glemser, Vice President & CFO; and/or Kyle Preston, Vice President, Investor Relations, TEL (403) 269-4884 | IR TOLL FREE 1-866-895-8101 | investor_relations@vermilionenergy.com | www.vermilionenergy.com

CO: Vermilion Energy Inc.

CNW 16:30e 18-JAN-21